

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 11, 2009

<u>Via U.S. Mail and Facsimile (580) 436-7412</u>
Mr. Randy Harp
Chief Operating Officer
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820

> **RE: Pre-Paid Legal Services, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-09293**

Dear Mr. Harp:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

General

1.   Please number your filing page numbers to better help investors reference your disclosure.

Item 1. Business

2.   We note your statement that "our primary market focus has been the "middle" eighty percent of such households rather than the upper and lower ten percent." Please

explain the basis for this statement since the marketing of your services is done solely by independent contractors.

Identity Theft Shield Benefit

3.   Please clarify what credit score or credit system you use as part of your Identity Theft Shield Benefit Plan.

Description of Memberships

4.   It is not clear how often your members utilize your provider law firms' services. For the periods presented, disclose the number of engagements between members and provider law firms and how often the engagement led to additional fees being paid by members to the provider law firms.

5.   We note that Mr. Stonecipher has historically received and is expected to continue to receive incentive compensation equal to 2.5% of premiums received by PPL Agency, Inc., a subsidiary of yours which sells cancer and "dread" disease insurance. However, there is no description of this plan in your description of memberships. Please advise.

Provider Law Firms

6.   Please disclose in tabular form the identity of the provider law firms under contract per state. In the same table, please disclose the ratio of memberships per lawyer in each state.

7.   We note your disclosure that occasionally members need to be referred by a provider law firm to an attorney outside the provider law firm, and that "geographic reasons" are sometimes the cause. Explain whether there are standard procedures for coordinating legal representation for members beyond a certain geographic distance from a provider law firm's closest office. For example, if a member in San Diego needs a lawyer and your provider law firm is located in Sacramento, must the provider law firm secure representation for the member in San Diego or is the member expected to travel a certain distance to meet with a provider law firm?

Item 1A. Risk Factors

8.   Set forth each risk factor under a bolded, italicized, or underlined sub-caption that adequately describes the risk.

9.   We note your disclosure that year end active Memberships decreased 1.1% from December 31, 2007 to December 31, 2008. Please reconcile this disclosure with the

disclosure on your website, www.prepaidlegal.com, that "Pre-Paid Legal Services, Inc., added a 3 percent gain in active memberships over the previous year."

10.   The cross-reference to your legal proceedings in the risk factors section is not appropriate because it is not clear whether all your pending legal proceedings have resulted in the inclusion of this risk factor. Please revise your risk factor relating to legal proceedings to discuss the specific proceedings that may have a material adverse effect on the company.

11.   Include a risk factor highlighting the effect your stock repurchase program has had on the company's stock price, earnings per share and cash flow. We note that you have repurchased approximately half of your outstanding shares over the past ten years.

Item 7. MD&A of Financial Condition and Results of Operations

Overview of Our Financial Model

12.   It appears that a trend of your marketing memberships is that sales associates sell a decreasing number of memberships over time, and that most of your new sales come from new sales associates recruited directly by the company instead of existing members/sales associates. To better illustrate, please present, in tabular form, a quarterly breakout of all memberships between regularly paying members and vested members. Further, parse vested memberships between: 1) associates who only retain a personal membership and have not sold any others and 2) associates selling at least one other membership (besides their own personal membership). Break out the associates selling at least one membership between those selling 1-2 and those selling 3 or more. Notate how many of those selling 3 or more did not retain their own membership (yet were vested by virtue of personally selling 3 or more memberships per quarter).

13.   We note your statement that "[a]lthough we have grown our membership fees in each of the past 16 years, the rate of growth has not been one we find acceptable." However, we also note the subsequent statement "that our current product design, pricing parameters and business model are generally appropriate and we have no immediate plans to change these fundamental sectors." Please reconcile.

Liquidity and Capital Resources

14.   We note that you indicate that your liquidity sources and existing cash will be sufficient to fund operations for the "future." Please discuss, in more specific terms, whether your existing cash and cash equivalents and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-

term" to be the period in excess of the next twelve months. Finally, provide a summary of the material provisions of your debt obligations, such as repayment terms, financial covenants, ratios, events of default, etc. We note your disclosure in Note 6 to the Financial Statements discussing your debt obligations.

Note 13 – Commitments and Contingencies

15.   It is unclear from your description of the Federal Trade Commission Civil Investigative Demand what are the potential issues being raised by the government agency. Please provide a description of the facts underlying the investigation.

Note 17 – Segment Information

16.   In the description of your business activities in Item 1, you disclose that you compete in a variety of market segments in the legal service plan industries, including individual enrollment plans, employee benefit plans and certain specialty segments. In addition, you disclose that you maintain regional geographic management in executing your market strategies. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, please provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131, including financial information you used to evaluate whether these operations are economically similar. Also, provide us with a copy of all reports provided to chief operating decision maker.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

17.   We note that the primary element of compensation paid to your Chief Executive Officer ("CEO") is formula incentive compensation based on the level of your membership revenue fees. In your discussion of Mr. Stonecipher's 2008 incentive compensation payouts under his three programs, disclose whether the amounts were at the threshold, target or maximum payout levels. In addition, please disclose the specific revenue targets associated with the threshold, target and maximum payouts for 2009 in your Plan-Based Awards Table. The same should be provided for the other named executive for their respective non-equity incentive based programs.

Exhibits

18.   Refile all exhibits as actual exhibits to the form. We note you included your exhibits in the text of the document.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director